UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)*

ATLANTICA YIELD PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.10 per share

(Title of Class of Securities)

G0751N103

(CUSIP Number)

Sofia Pokatilova, Strawinskylaan 3127, 8th floor, 1077ZX Amsterdam, the Netherlands, +31 88 560 9393

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Stichting Seville

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.47%**

14	Type of Reporting Person CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Name of Reporting Person ABG Orphan Holdco S.à r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.47% **

14	Type of Reporting Person CO, HC

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

1	Name of Reporting Person ACIL Luxco1 S.A.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐

6	Citizenship or Place of Organization Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,503,348*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,503,348*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,503,348*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.47% **

14	Type of Reporting Person CO

* See Item 5 of this statement on Schedule 13D.

** Based on 100,217,260 ordinary shares in issue as of December 31, 2017, as set forth in the Issuer’s Annual Report on Form 20-F (No. 001-36487) filed with the Securities and Exchange Commission on March 7, 2018.

This Amendment No. 1 amends the statement on Schedule 13D filed on March 28, 2017 (the “Original Schedule 13D”) by the Reporting Persons with respect to the ordinary shares of Atlantica Yield plc (“Atlantica Yield” or the “Issuer”), having a nominal value of $0.10 per share (the “Ordinary Shares”). Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Original Schedule 13D. This Amendment No. 1 amends the Original Schedule 13D as specifically set forth herein.

This Amendment No. 1 is being filed by the Reporting Persons to disclose the sale of 25,054,315 Ordinary Shares of the Issuer (the “Sale”) by ACIL Luxco1 S.A., a société anonyme incorporated under the laws of Luxembourg (“ACIL Luxco 1”) pursuant to a sale and purchase agreement dated November 1, 2017 (the “Share Purchase Agreement”), as amended, between ACIL Luxco 1; Algonquin Power & Utilities Corp., a company incorporated under the federal laws of Canada (“APUC”); and Abengoa, S.A. (“Abengoa”), as guarantor of ACIL Luxco 1. Furthermore, in the context of the 25.0% Sale, on November 1, 2017 APUC and Abengoa also entered into a memorandum of understanding (the “AAGES MOU”), pursuant to which APUC and Abengoa agreed to establish Abengoa-Algonquin Global Energy Solutions B.V. (together with any wholly-owned subsidiary thereof, “AAGES”), a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid). AAGES was incorporated under the laws of the Netherlands on January 31, 2018 as a joint venture company, owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, AAGES and APUC entered into a joint venture agreement in relation to AAGES (the “AAGES JV Agreement”) which superseded the AAGES MOU. Pursuant to the Share Purchase Agreement, the Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on March 9, 2018. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to a subsidiary of AAGES, AAGES (AY Holdings) B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands (“AY Holdings”). The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, as part of the transaction described in the preceding paragraph, on November 1, 2017, APUC, ACIL Luxco 1 and Abengoa entered into an option and right of first refusal agreement (the “Option Agreement”). Pursuant to the Option Agreement, APUC, directly or through an assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1.

This Amendment No. 1 is also being filed to report that the Ordinary Shares transferred to AY Holdings pursuant to the 25.0% Sale are no longer subject to the security arrangements described herein with respect to the Pledged Shares, and the term “Pledged Shares” in this Schedule 13D shall be deemed to refer only to the remaining 16,503,348 Ordinary Shares of the Issuer held by ACIL Luxco 1 which were provided as security for Abengoa’s borrowings under the secured financing agreement as described under Item 6 below and which have not been transferred to AY Holdings pursuant to the Share Purchase Agreement. The arrangements disclosed in this Schedule 13D in respect of the Pledged Shares remain in effect in relation to such remaining Ordinary Shares.

Item 4.   Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As part of the restructuring of the Abengoa group, ACI transferred the Pledged Shares to ACIL Luxco 1. Under the terms of the New Money Documents, ACIL Luxco 1 granted a security interest in the Pledged Shares in favor of the lenders and noteholders as security for the New Money and Abengoa’s and its subsidiaries’ obligations under the New Money Documents.

Abengoa used the New Money to (i) repay amounts owed to the lenders under the secured term facility agreement dated September 18, 2016, the financing agreement dated September 23, 2015, the facility agreement dated December 24, 2015 and the facility agreement dated March 21, 2016 (the “Prior Financings”); (ii) for the development of its Mexican project, A3T, and (iii) to pay fees, costs and expenses in connection with the restructuring of the Abengoa group. Ordinary Shares previously pledged to lenders under the Prior Financings were released and were subsequently pledged to the lenders and noteholders under the Common Terms Agreement as the Pledged Shares. No additional Ordinary Shares have been pledged under the Common Terms Agreement that were previously unencumbered. As part of the restructuring, Abengoa also cancelled any outstanding $279,000,000 principal amount of 5.125% Exchangeable Notes (the “Exchangeable Notes”) which were exchangeable at the option of the holders thereof for Ordinary Shares that were beneficially owned by the Separately Filing Group Members. ACI owns 26,820 Ordinary Shares which were subject to the provisions of the Exchangeable Notes. Upon cancellation of the Exchangeable Notes in the context of the restructuring, such Ordinary Shares were contributed by ACI to ACIL Luxco 1 and subsequently pledged in favor of the lenders and noteholders under the New Money Documents, subject to the title transfer collateral arrangement noted above and subject to the provisions of the Governance Agreement and the Registration Rights Agreement (as defined below).

Further to Abengoa’s intention to monetize its shares in the Issuer as outlined in Abengoa’s updated viability plan and financial restructuring terms published on August 16, 2016, on November 1, 2017, Abengoa announced the intended sale of 25.0% of the Issuer’s Ordinary Shares to APUC. Pursuant to the AAGES MOU, on January 31, 2018, APUC and Abengoa established the joint venture company AAGES, which is owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. On March 5, 2018, APUC and AAGES entered into the AAGES JV Agreement, which supersedes the AAGES MOU. On January 31, 2018, APUC and AAGES also incorporated AY Holdings for the purpose of holding the Issuer’s shares. Following certain approvals and waivers by the relevant government authorities and the satisfaction of other conditions precedent under the Share Purchase Agreement, the transaction completed on March 9, 2018, for a total consideration of $607,567,138.75, or $24.25 per share. The Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on the same date. APUC has transferred the Ordinary Shares acquired pursuant to the Share Purchase Agreement to AY Holdings, over which APUC has sole power to nominate directors for appointment. The acquisition of the shares by AY Holdings was not financed by the Reporting Persons. The Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares held by AY Holdings.

Further, under the Option Agreement, APUC, directly or through an assignee, has a right to acquire the remaining 16.47% aggregate equity interest in the Issuer held by ACIL Luxco 1.

In line with Abengoa’s previously disclosed objective of monetizing its shares in the Issuer, the Reporting Persons currently intend to dispose of their remaining shares in the Issuer. However, the Reporting Persons may at any time formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of strategic investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.

Except as otherwise described in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A to this Schedule 13D, currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5.   Interest in Securities of the Issuer.

As a result of the 25.0% Sale, Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)           As of March 9, 2018, ACIL Luxco 1 is the direct beneficial owner of 16,503,348 Ordinary Shares, or 16.47% of the outstanding Ordinary Shares. As of March 9, 2018, Stichting Seville (“OrphanCo”) and ABG Orphan Holdco S.à r.l. (“Orphan Holdco”), through their ownership of ACIL Luxco 1, pursuant to the title transfer collateral security described under the sections entitled “Secured Term Facility Agreement” and “Secured Financing Agreements” under Item 6 below, beneficially own 16.47% of the Ordinary Shares. The Ordinary Shares beneficially owned by the Reporting Persons consist entirely of the Pledged Shares.

The Separately Filing Group Members beneficially own 16,503,348 Ordinary Shares, representing 16.47% of the total outstanding Ordinary Shares. The Separately Filing Group Members may be deemed to beneficially own the Pledged Shares by virtue of the provisions of the Governance Agreement dated March 28, 2017, among, inter alios, OrphanCo, Orphan Holdco, ACIL Luxco 1 and ACIL Luxco 2 (the “Governance Agreement”).

None of the Reporting Persons has the power to vote or direct the vote of, or to dispose or cause the disposal of, the Issuer’s shares held by AY Holdings.

None of the persons listed on Schedule A beneficially own any Ordinary Shares.

(b)           As of March 9, 2018, the Separately Filing Group Members may be deemed to share voting and dispositive power with the Reporting Persons over the Pledged Shares by virtue of the provisions of the Governance Agreement. The applicable information required by Item 5 of Schedule 13D with respect to the Separately Filing Group Members is set forth on Schedule B hereto.

(c)           Except for the 25.0% Sale described in this Schedule 13D, to the knowledge of the Reporting Persons, no Reporting Person or Separately Filing Group Member has effected any transactions in the Ordinary Shares during the past 60 days.

(d)           Other than the Reporting Persons, under certain circumstances, the Security Agent has the right to receive and direct the receipt of dividends from the Pledged Shares. Under the terms of the Custody Account Security Agreement between the Security Agent and ACIL Luxco 1, dated March 28, 2017, ACIL Luxco 1 pledged the Pledged Shares and certain assets related thereto (including all dividends and other monies payable in respect of the Pledged Shares) (the “Related Assets” and, together with the Pledged Shares, the “Charged Portfolio”), a cash account (the “Cash Account”) and a segregated securities deposit account (the “Custody Account”) to the Security Agent. ACIL Luxco 1 must ensure that, upon the accrual, offer, issue or receipt of any Related Assets, such Related Assets are credited the Custody Account or the Cash Account. In an event of default under the Common Terms Agreement, the Security Agent may transfer the Charged Portfolio into its own name or into that of its nominee(s) and/or demand and receive all and any money due under or arising out of the Cash Account.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by replacing the paragraphs under the heading “Secured Financing Agreement and Restructuring” with the paragraphs below.

Secured Financing Agreement and Restructuring

On March 28, 2017, OrphanCo, Orphan Holdco and A3T Holdco entered into the Common Terms Agreement with the Facility Agent, the Security Agent, the Notes Trustee, and certain guarantors, lenders and noteholders. The terms of the Common Terms Agreement and the purpose of the transaction are described under Item 3 of this Schedule 13D and incorporated by reference into this Item 6.

On March 9, 2018, the Reporting Persons transferred 25,054,315 Ordinary Shares, all of which were previously Pledged Shares, to APUC (which then transferred the shares to AY Holdings) pursuant to the 25.0% Sale. The security arrangements described in this Item 6 applicable to the Pledged Shares have been released with respect to the securities transferred in the 25.0% Sale, and the term “Pledged Shares” in this Schedule 13D shall be deemed to refer only to the remaining 16,503,348 Ordinary Shares of the Issuer held by ACIL Luxco 1 which have not been sold pursuant to the 25.0% Sale and remain subject to the security arrangements as described in this Item 6.

Upon the exercise of certain events that are customary for this type of loan, the lenders under the Common Terms Agreement may exercise their right to require Abengoa to repay all or part of the New Money, post additional collateral or foreclose on, and dispose of, the Pledged Shares in accordance with the New Money Documents.

In addition, Item 6 of the Schedule 13D is hereby supplemented as follows:

Share Purchase Agreement

On November 1, 2017, ACIL Luxco 1, APUC, and Abengoa, as guarantor of ACIL Luxco 1, entered into the Share Purchase Agreement. Under the Share Purchase Agreement, ACIL Luxco 1 agreed to transfer to APUC or its assignee that number of Ordinary Shares of the Issuer (rounded up to the nearest whole number) representing as of the date of completion 25.0%, and not less than 25.0%, of the Issuer’s issued share capital. Such transfer was conditional upon, inter alia, a waiver from the U.S. Department of Energy in respect of change of control provisions for certain electricity infrastructure projects located in the United States, the consent of the Federal Energy Regulatory Commission in respect of the same, the release of any encumbrances over the shares subject to the transfer, any required consents from any financing parties, and certain other conditions.

The conditions under the Share Purchase Agreement having been satisfied or waived, the Reporting Persons’ 25.0% shareholding in the Issuer was transferred to APUC on March 9, 2018 for a total consideration of $607,567,138.75, with additional consideration payable upon the satisfaction of certain events as described in the Share Purchase Agreement. APUC has transferred the Ordinary Shares it acquired under the Share Purchase Agreement to AY Holdings.

AAGES MOU and AAGES JV Agreement

On November 1, 2017, APUC and Abengoa entered into the AAGES MOU. The purpose of the AAGES MOU was to agree to establish AAGES, a joint venture company owned 50% by APUC through a subsidiary and 50% by Abengoa through a subsidiary, for the purpose of developing global utility infrastructure projects. AAGES was incorporated in the Netherlands on January 31, 2018, and on March 5, 2018, AAGES and APUC entered into the AAGES JV Agreement, which supersedes the AAGES MOU.

APUC has financed the acquisition by AY Holdings of the shares under the Share Purchase Agreement. Pursuant to the AAGES JV Agreement, as the provider of funding for such purchase, APUC has the sole right to cause AY Holdings to purchase or otherwise acquire any of the Issuer’s shares, including by way of exercising its rights to acquire the Issuer’s shares (including by exercising its option under the Option Agreement). On March 9, 2018, APUC acquired the shares in the 25.0% Sale and has transferred such shares to AY Holdings. The Reporting Persons did not and will not participate in the financings, and did not and will not give any security or guarantee in relation to the acquisition by APUC or its assignee, including AY Holdings, of the shares.

Further, as the provider of funding for AY Holdings’s purchase of the shares under the Share Purchase Agreement, APUC has the sole and exclusive right to exercise any and all rights, assert any and all claims, and exercise and enforce any and all remedies of AY Holdings as the owner of such shares, including the nomination or appointment of any director of the Issuer or the vote on any matter on which AY Holdings is entitled to vote as the holder of such Issuer’s securities, and to enter into any agreement on behalf of AY Holdings in relation to the foregoing.

As a result of the foregoing, the Reporting Persons have no power to vote or direct the vote of or to dispose or direct the disposal of those Ordinary Shares of the Issuer held by AY Holdings.

Option Agreement

On November 1, 2017, ACIL Luxco 1, APUC, and Abengoa entered into the Option Agreement. Under the Option Agreement, APUC (directly or through an assignee) has a right to acquire the Reporting Persons’ remaining 16.47% aggregate equity interest in the Issuer, subject to the condition that the option be exercised within 60 days after the date of the initial 25.0% transfer.

Item 7.   Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit No.	Description

7	Share Purchase Agreement, dated November 1, 2017 (filed as Exhibit 5 to the Schedule 13D/A filed on March 9, 2018 by Abengoa, S.A.).

8	Deed of Amendment No. 1, dated January 31, 2018, to the Share Purchase Agreement (filed as Exhibit 7 to the Schedule 13D/A filed on March 9, 2018 by Abengoa, S.A.).

9	Deed of Amendment No. 2, dated February 15, 2018, to the Share Purchase Agreement (filed as Exhibit 8 to the Schedule 13D/A filed on March 9, 2018 by Abengoa, S.A.).

10	Deed of Amendment No. 3, dated February 27, 2018, to the Share Purchase Agreement (filed as Exhibit 9 to the Schedule 13D/A filed on March 9, 2018 by Abengoa, S.A.).

11	Option Agreement, dated November 1, 2017 (filed as Exhibit 10 to the Schedule 13D/A filed on March 9, 2018 by Abengoa, S.A.).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2018

STICHTING SEVILLE

	By:	/s/ Christian Digemose
	Name:	Christian Digemose
	Title:	Director

	By:	/s/ Vistra B.V.
	Name:	Carina Helsloot-van Riemsdijk
	Name:	Bart van Dijk
	Title:	Director

ACIL LUXCO1 S.A.

	By:	/s/ Robert van’t Hoeft
	Name:	Robert van’t Hoeft
	Title:	Director

	By:	/s/ Christian Digemose
	Name:	Christian Digemose
	Title:	Director

	By:	/s/ Joost Mees
	Name:	Joost Mees
	Title:	Director

ABG ORPHAN HOLDCO S.À R.L

	By:	/s/ Christian Digemose
	Name:	Christian Digemose
	Title:	Director

	By:	/s/ Jerome Bellini
	Name:	Jerome Bellini
	Title:	Director

SCHEDULE A

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Reporting Persons.

DIRECTORS OF STICHTING SEVILLE

Name	Principal Occupation or Employment	Business Address	Citizenship
Vistra B.V.	Corporate trust services provider	(1)	Statutory seat of this corporate director is Amsterdam, the Netherlands
Vistra (Amsterdam) B.V.	Corporate trust services provider	(1)	Statutory seat of this corporate director is Amsterdam, the Netherlands
Christian A. Digemose	Director	(1)	Danish

(1)         Strawinskylaan 3127, 8th floor, 1077ZX Amsterdam, the Netherlands

EXECUTIVE OFFICERS OF STICHTING SEVILLE

Name	Principal Occupation or Employment	Business Address	Citizenship
N/A	N/A	N/A	N/A

DIRECTORS OF VISTRA B.V.

Name	Principal Occupation or Employment	Business Address	Citizenship
Roelof Langelaar	Director	Stellingmolen 7, 3642ZA Mijdrecht, the Netherlands	Dutch
Ronald Arendsen	Director	De Lairessestraat 108 2, 1071PK Amsterdam, the Netherlands	Dutch
Ewout Michels	Director	Esplanade de Meer 91, 1098WH Amsterdam, the Netherlands	Dutch
Ronald Posthumus	Director	Acaciapark 44, 1213 LB Hilversum, the Netherlands	Dutch

EXECUTIVE OFFICERS OF VISTRA B.V.

Name	Principal Occupation or Employment	Business Address	Citizenship
N/A	N/A	N/A	N/A

DIRECTORS OF VISTRA (AMSTERDAM) B.V

Name	Principal Occupation or Employment	Business Address	Citizenship
Roelof Langelaar	Director	Stellingmolen 7, 3642ZA Mijdrecht, the Netherlands	Dutch
Ronald Arendsen	Director	De Lairessestraat 108 2, 1071PK Amsterdam, the Netherlands	Dutch
Ewout Michels	Director	Esplanade de Meer 91, 1098WH Amsterdam, the Netherlands	Dutch
Ronald Posthumus	Director	Acaciapark 44, 1213 LB Hilversum, the Netherlands	Dutch

EXECUTIVE OFFICERS OF VISTRA (AMSTERDAM) B.V

Name	Principal Occupation or Employment	Business Address	Citizenship
N/A	N/A	N/A	N/A

DIRECTORS OF ACIL LUXCO1 S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Joost Mees	Director	(2)	Dutch
Robert van ‘t Hoeft	Director	(2)	Dutch
Christian A. Digemose	Director	(2)	Danish

EXECUTIVE OFFICERS OF ACIL LUXCO1 S.A.

Name	Principal Occupation or Employment	Business Address	Citizenship
Joost Mees	Director	(2)	Dutch
Robert van ‘t Hoeft	Director	(2)	Dutch

(2)    48, boulevard Grande-Duchesse Charlotte

DIRECTORS OF ABG ORPHAN HOLDCO S.À R.L

Name	Principal Occupation or Employment	Business Address	Citizenship
Jerome Bellini	Company manager	(3)	French
Virginie Deconinck	Company manager	(3)	Belgian
Christian A. Digemose	Director	(3)	Danish

EXECUTIVE OFFICERS OF ABG ORPHAN HOLDCO S.À R.L

Name	Principal Occupation or Employment	Business Address	Citizenship
Jerome Bellini	Company manager	(3)	French
Virginie Deconinck	Company manager	(3)	Belgian

(3)   19 rue de Bitbourg, L-1273 Luxembourg

SCHEDULE B

The address of principal business and principal office of each Separately Filing Group Member is:

Abengoa, S.A.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Concessions, S.L.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Solar, S.A.
Campus Palmas Altas
C/ Energía Solar
41014, Seville, Spain

Abengoa Concessions Investments Limited
26-28 Hammersmith Grove
London, England, W6 7BA United Kingdom

ACIL Luxco2, S.A.
48, boulevard Grande-Duchesse Charlotte,
L-1330 Luxembourg
Grand Duchy of Luxembourg

The principal business of Abengoa, S.A. is to undertake and operate any businesses related to projects and the construction, manufacture, import, export, acquisition, repair, installation, assembly, contracting, sale and supply of all types of electrical, electronic, mechanical and gas apparatus, for any type of application, and the materials that are complementary to this branch of industry, as well as the complementary civil engineering works for these installations, and also the complementary civil engineering works of all the other businesses related to it; the study, promotion and execution of all types of civil engineering works for construction, restoration, improvements and maintenance, both public and private, including all types of industrial constructions, civil engineering works, infrastructures, hard landscaping, the construction of residential housing, buildings and properties of all kinds as well as the acquisition, holding, administration, provision and sale of all types of personal and real property, intangible rights and transferable securities.

The principal business of Abengoa Solar, S.A. is the promotion of use of renewable energy sources or improvements in energy efficiency in industrial processes in the fields of solar energy, environmental and industry, including research and development of applications, technologies and materials, the design, manufacture and assembly, construction, operation and maintenance of related facilities, import and marketing of such products or their derivatives, as well as advisory services and support including financial, economic, legal, business organization, control and audit, fiscal, human resources, broadcasting, commercial management, supply and risk management.

The principal business of Abengoa Concessions, S.L. is the promotion of renewable energy or energy efficiency improvements in industrial processes in the fields of energy, environment and industry, directly or indirectly through investment, subscription, acquisition, disposal, transfer or assessment of shares, granting of loans, debt assumptions, surety of all kinds, providing guarantees or warranties on obligations of the company or of third parties.

Abengoa Concessions Investments Ltd. was formed to hold Ordinary Shares beneficially owned by Abengoa S.A.

ACIL Luxco2, S.A. was formed to hold shares of ACIL Luxco 1.

To the best of the Reporting Persons’ knowledge, the Separately Filing Group Members have been not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following sets forth the name, position, address, principal occupation and citizenship of each director and executive officer of the applicable Separately Filing Group Members.

DIRECTORS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Manuel Castro Aladro	Managing Partner. Alpha GRC Invest Ltd		(1)	Spain
José Wahnon Levy	Auditor. Director of Abengoa, S.A.		(1)	Spain
Pilar Cavero Mestre	Lawyer. Director of Abengoa, S.A.		(1)	Spain
José Luis del Valle Doblado	Non-executive chairman of Lar España		(1)	Spain
Ramón Sotomayor Jáuregui	Industrial Engineer. Director of Abengoa, S.A.		(1)	Spain
Josep Piqué Camps	Vice chairman of Alantra		(1)	Spain

EXECUTIVE OFFICERS OF ABENGOA, S.A.

Name	Principal Occupation or Employment	Business Address		Citizenship
Gonzalo Urquijo Fernández de Araoz	Executive Chairman of Abengoa, S.A.		(1)	Spain
Joaquín Fernández de Piérola Marín	CEO of Abengoa, S.A.		(1)	Spain
Álvaro Polo Guerrero	Human Resources Director		(1)	Spain
Daniel Alaminos Echarri	General Secretary		(1)	Spain
Victor Pastor Fernández	CFO		(1)	Spain
David Jiménez-Blanco Carrillo de Albornoz	Chief Restructuring Officer		(1)	Spain

(1) Manuel Pombo Angulo 20, 28050 Madrid, Spain.

ABENGOA SOLAR, S.A.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS, S.L.

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Representative of Abengoa, S.A. as sole director		(1)	Spain

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ABENGOA CONCESSIONS INVESTMENTS LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joaquin Fernandez de Piérola Marín	Director		(1)	Spain
Richard Lynn	Director	26-28		United
		Hammersmith Grove, London, England, W6 7BA		Kingdom

(1) Campus Palmas Altas, Calle Energía Solar, No. 1, 41014 Seville, Spain.

ACIL LUXCO 2

DIRECTORS AND EXECUTIVE OFFICERS

Name	Principal Occupation or Employment	Business Address		Citizenship
Joost Mees	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Johannes de Zwart	Director of ACIL Luxco 2, S.A.		(1)	Netherlands
Robert van’t Hoeft	Director of ACIL Luxco 2, S.A.		(1)	Netherlands

(1) 48 boulevard Grande-Duchesse Charlotte, L-1330 Luxembourg, Grand Duchy of Luxembourg.